UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

GAMESTOP CORP.

(Name of Issuer)

Class A Common Stock par value of $.001

(Title of Class of Securities)

36467W109

(CUSIP Number)

March 18, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Page 2 of 8

CUSIP No. 36467W109

1.	Name of Reporting Person: MUST Asset Management Inc. I.R.S. Identification Nos. of above persons (entities only): N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 3,300,000
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 3,300,000
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,300,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable
11.

  Percent of Class Represented by Amount in Row (9):

  5.0%*

  *   The percentage is calculated based upon total outstanding shares of 65,922,283, as of December 4, 2019, as set forth in the Issuer’s Form 10-Q, filed on December 11, 2019.

12.	Type of Reporting Persons (See Instructions): IA

Schedule 13G	Page 3 of 8

CUSIP No. 36467W109

1.	Name of Reporting Person: MUST Holdings Inc. I.R.S. Identification Nos. of above persons (entities only): N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 3,300,000* * MUST Holdings Inc. is the 100% shareholder of MUST Asset Management Inc.
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 3,300,000* * MUST Holdings Inc. is the 100% shareholder of MUST Asset Management Inc.
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,300,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable
11.

  Percent of Class Represented by Amount in Row (9):

  5.0%*

  *   The percentage is calculated based upon total outstanding shares of 65,922,283, as of December 4, 2019, as set forth in the Issuer’s Form 10-Q, filed on December 11, 2019.

12.	Type of Reporting Persons (See Instructions): HC

Schedule 13G	Page 4 of 8

CUSIP No. 36467W109

1.	Name of Reporting Person: Dooyong Kim I.R.S. Identification Nos. of above persons (entities only): N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 3,300,000* * Dooyong Kim is a 50% shareholder of MUST Holdings Inc. and the chief executive officer of MUST Asset Management Inc.
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 3,300,000* * Dooyong Kim is a 50% shareholder of MUST Holdings Inc. and the chief executive officer of MUST Asset Management Inc.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,300,000* * Dooyong Kim is a 50% shareholder of MUST Holdings Inc. and the chief executive officer of MUST Asset Management Inc.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable
11.

  Percent of Class Represented by Amount in Row (9):

  5.0%*

  *   The percentage is calculated based upon total outstanding shares of 65,922,283, as of December 4, 2019, as set forth in the Issuer’s Form 10-Q, filed on December 11, 2019.

12.	Type of Reporting Persons (See Instructions): IN

Schedule 13G	Page 5 of 8

CUSIP No. 36467W109

1.	Name of Reporting Person: Eunmi Koo I.R.S. Identification Nos. of above persons (entities only): N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 3,300,000* * Eunmi Koo is a 50% shareholder of MUST Holdings Inc. and the chief executive officer of MUST Holdings Inc.
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 3,300,000* * Eunmi Koo is a 50% shareholder of MUST Holdings Inc. and the chief executive officer of MUST Holdings Inc.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,300,000* * Eunmi Koo is a 50% shareholder of MUST Holdings Inc. and the chief executive officer of MUST Holdings Inc.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable
11.

  Percent of Class Represented by Amount in Row (9):

  5.0%*

  *   The percentage is calculated based upon total outstanding shares of 65,922,283, as of December 4, 2019, as set forth in the Issuer’s Form 10-Q, filed on December 11, 2019.

12.	Type of Reporting Persons (See Instructions): IN

Schedule 13G	Page 6 of 8

Item 1. (a)	Name of Issuer: GAMESTOP CORP.

Item 1. (b)	Address of Issuer’s Principal Executive Offices: 625 Westport Parkway Grapevine TX 76051 United States

Item 2. (a)

Names of Persons Filing:

1. MUST Asset Management Inc.

2. MUST Holdings Inc.

3. Dooyong Kim

4. Eunmi Koo

(each of the above, the “Reporting Persons”)

This statement relates to Class A Common Stock in GameStop Corp. held for the accounts of: The First MUST Private Fund, The Second MUST Private Fund, The Third MUST Private Fund, The Fourth MUST Private Fund, The Fifth MUST Private Fund and The Sixth MUST Private Fund, each a private investment trust organized under the laws of the Republic of Korea, and collectively referred to herein as “the MUST Private Funds”. MUST Asset Management Inc. serves as general partner and investment advisor to each of the MUST Private Funds, and is a wholly-owned subsidiary of MUST Holdings Inc., of which Dooyong Kim and Eunmi Koo are the sole shareholders (each owning 50% of the shares of MUST Holdings Inc.). Dooyong Kim is the chief executive officer of MUST Asset Management Inc., and Eunmi Koo is the chief executive officer of MUST Holdings Inc. In its capacity as general partner and investment advisor to each of the MUST Private Funds, MUST Asset Management Inc. may be deemed to have voting and dispositive power over the Class A Common Stock held for the accounts of each of the MUST Private Funds.

Item 2. (b)	Address of Principal Business Office or, if none, Residence:

The principal business address for each Reporting Person is: 3F, Samsung SEI Tower 39, Eonju-ro 30-gil Gangnam-gu Seoul, Republic of Korea

Item 2. (c)	Citizenship: MUST Asset Management Inc. and MUST Holdings Inc. are organized under the laws of Republic of Korea. Dooyong Kim and Eunmi Koo are citizens of the Republic of Korea.

Item 2. (d)	Title of Class of Securities: Class A Common Stock

Item 2. (e)	CUSIP Number: 36467W109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.	Ownership The information set forth in rows 5 through 11 of the cover page hereto for each of the Reporting Persons is incorporated herein by reference.

Schedule 13G	Page 7 of 8

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Schedule 13G	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2020

MUST ASSET MANAGEMENT INC.

By:	/s/ Dooyong Kim
Name:	Dooyong Kim
Title:	Chief Executive Officer

MUST HOLDINGS INC.

By:	/s/ Eunmi Koo
Name:	Eunmi Koo
Title:	Chief Executive Officer

DOOYONG KIM

By:	/s/ Dooyong Kim
Name:	Dooyong Kim

EUNMI KOO

By:	/s/ Eunmi Koo
Name:	Eunmi Koo